GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

October 2, 2006

Office of International Corporate Financ[redacted]
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of September, 2006, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

dlw 10/4

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1. News Releases

(a) General Minerals Corporation Identifies Anomalous Indium and Gallium Zones at the Malku Khota Silver Project — September 19, 2006

2. Filings with the Toronto Stock Exchange

(a) All news releases referred to under Item 1

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-16

SUPPL

General Minerals Corporation Identifies Anomalous Indium and Gallium Zones at the Malku Khota Silver Project

September 19, 2006

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that it is continuing its exploration of the Malku Khota silver property in Bolivia. Most recently, GMC has assayed a number of previously reported on sections of drill core for indium and gallium. Previously, those drill cores were analyzed for silver, which results were reported on in press releases GMC PR 05-13 (Dec. 12, 2005) and GMC PR 06-01 (Jan. 10, 2006). The results of the newest assays indicate that parts of the silver mineralized system are also anomalous in indium and gallium. Indium prices recently have ranged between US$200- US$1,000 per kilogram (US$0.20- US$1.00 per gram) and the gallium price has ranged between US$330- US$400 per kilogram (US$0.33-US$0.40 per gram). Indium has a variety of industrial applications which include ITO coatings for flat panel displays, semiconductors and solders. The price for the pure metal has risen fairly dramatically in recent years due primarily to the increasing demand for flat panel displays. Only four years ago the price was US$70/kg but more recently has been as high as US$1,000/kg. The current price is approximately US$850/kg or US$0.85/gm. Gallium is used in a number of electrical devices, most notably, LEDs.

The Company is currently in the process of determining whether indium and gallium can be recovered together with the silver through metallurgical testing. The testing is being supervised by Dr. David Dreisinger (see GMC PR 06-13, June 13, 2006) and is being conducted using the testing facilities of SGS Lakefield's laboratory in Chile. The leach tests for indium and gallium are currently being set up to determine whether indium and gallium can be leached and, if so, whether saleable indium and gallium products can be produced rather than recovering those metals in traditional flotation concentrates.

The two areas at Malku Khota that are high in indium are the southern part of the Limosna zone represented by drill hole LMD001 and the central Malku Khota zone represented by drill hole MKD001. A portion of drill holes LMD001 and MKD001 assayed for indium and gallium averaged as follows:

Drill Hole	(approx. true width) metres	Silver gpt	Indium gpt	Gallium gpt
LMD001	65.4	37	17.9	2.6
MKD001	81.9	58	23.9	5.2

The central portion of the Limosna area which typically has the highest silver grades on the property had lower indium and gallium values with intervals typically averaging 2-8 gpt indium and 2-4 gpt gallium. A portion of two drill holes in this area were assayed for indium and gallium.

LMD003 and LMD005 assays included:

Drill Hole	(approx. true width) metres	Silver gpt	Indium gpt	Gallium gpt
LMD003	58.6	79	2.9	1.8
	and			
LMD003	51.0	82	2.7	3.0
	and			
LMD003	16.0	12	8.7	4.2

LMD005	176	46	2.0	2.6

The northern Warra Warra target on the property had higher gallium values and lower indium values. Intervals averaged between 1-4 gpt indium and 5-8 gpt gallium. A portion of two drill holes in this area were assayed for indium and gallium.

Drill Hole	(approx. true width) metres	Silver gpt	Indium gpt	Gallium gpt
WWD001	81.7	59	4.2	8.5
WWD002	106	31	1.7	5.7

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has seven properties in the US, three in Bolivia, one in Chile and five in Mexico. The target mineralization at these sixteen properties is copper, silver and gold. The Company currently has three properties that are under option to major mining companies:

Escalones, Copper – Gold Porphyry Prospect (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada;

Monitor, Copper – Silver Porphyry Prospect (USA) with Teck Cominco Ltd.;

Markham Wash, Copper – Molybdenum Porphyry Prospect (USA) with Teck Cominco Ltd.

Indium and Gallium were analyzed by mass spectrometry (ME-MS61) at the ALS CHEMEX laboratories in Vancouver, BC. Silver was analyzed by gravimetric methods (GRA-21) and ICP (ME-61 or 41) by the same laboratory. The ALS Chemex laboratories in North America are all registered to ISO 9001:2000 for the "provision of assay and geochemical analytical services" by QMI Quality Registrars. In addition to this ISO registration, ALS Chemex's Vancouver laboratory has received ISO 17025 accreditation from the Standards Council of Canada.

The qualified person for this project is Ralph Fitch, President of GMC.

Certain statements contained herein constitute "forward-looking statements". These forward-looking statements are based on current expectations. The metallurgical testing, to date, is not sufficient to characterize the metal recoveries for the entire sandstone host and until further testing is completed it is not known whether indium and gallium can be recovered. Further metallurgical testing is needed before any economic importance can be attached to results reported to date and there can be no assurance that favourable results will be achieved. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For further information, please contact:

Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: rdoran@generalminerals.com